UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

                    For the month of May, 2009

                    Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Provides Preliminary First Quarter 2009 Financial Results

Net Income Increased 47% Compared to the Same Period Last Year

HAWTHORNE, N.Y.--(BUSINESS WIRE)--May 22, 2009--Taro Pharmaceutical Industries Ltd. (“Taro,” the “Company,” Pink Sheets: TAROF) today provided information on its financial performance for the first quarter of 2009.

First Quarter 2009 Results

For the quarter ended March 31, 2009, Taro estimates net sales of approximately $85 million, compared to $78 million for the same quarter in 2008, an increase of 8%. Gross profit for the first quarter of 2009 was approximately $47 million, or 55% of net sales, compared to $41 million, or 52% of net sales, for same quarter in 2008, an increase of 14%. Net income for the first quarter of 2009 was approximately $11 million, compared to $7 million for the first quarter of 2008, an increase of 47%. Diluted earnings per ordinary share were $0.27 for the first quarter of 2009, compared to $0.19 for the first quarter of 2008.

The Company believes that results for the first quarter of 2009 demonstrate the continuation of the significant financial and operational improvements at the Company over the past nine quarters.

Balance Sheet

Cash and cash equivalents were $81 million on March 31, 2009, compared to $78 million on December 31, 2008. As of March 31, 2009, the Company’s total debt was approximately $184 million, compared to $188 million on December 31, 2008. After accounting for the value of ongoing currency protection instruments and cash balances, net debt was $97 million on March 31, 2009, compared to $104 million on December 31, 2008. The Company believes, in the ordinary course, that it should have sufficient liquidity to meet its cash requirements for the foreseeable future, subject to the continuing support of its lenders. The Company continues to be out of compliance with certain financial reporting requirements in certain of its debt instruments due to the lack of audited financial statements and continues to discuss the situation with its lenders. Taro noted that it is current with its payments to lenders and that in the near term it does not foresee the need for additional sources of outside liquidity to fund its ongoing business operations.

Accounts receivable - trade at March 31, 2009 were approximately $64 million, which represents 68 days sales outstanding, compared to $71 million at December 31, 2008. Inventories were approximately $67 million at March 31, 2009, compared to $71 million at December 31, 2008.

Total liabilities were approximately $269 million at March 31, 2009, compared to $289 million on December 31, 2008. Total shareholders' equity at March 31, 2009 was approximately $199 million, compared to $191 million on December 31, 2008.

The Company cautioned that the financial information presented herein does not constitute complete financial information, has not been reviewed by its independent auditors and is subject to possible change. However, subject to the foregoing caveats, the Company believes that the information herein represents the best information currently available to Taro management.

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen, “should” happen, or similar language, the Company’s financial performance, including its financial performance during the last two years, availability of financial information, estimates of financial results and financial information for outstanding audits, review of results for prior years and estimates of expenses and reserves. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include the possible unavailability of financial information, completion of audits of 2006, 2007 and/or 2008, actions of the Company's lenders, creditors and Sun Pharmaceutical Industries Ltd. (“Sun”), including but not limited to the outcome of litigation with Sun, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory actions and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

TARO PHARMACEUTICAL INDUSTRIES LTD. SUMMARY CONSOLIDATED STATEMENTS OF INCOME (US dollars in thousands, except per share data)

	Unaudited and Unreviewed
	Three Months Ended March 31,
	2009	2008

NET SALES	$84,893	$78,059
Cost of Sales	38,351	37,167
Gross Profit	46,542	40,892
Operating Expenses:
Selling and Administrative	23,665	20,182
Operating Income before Research and Development	22,877	20,710

Research and Development	8,856	9,202

Operating Income	14,021	11,508
Financial Expenses:
Interest and other Financial Expenses	2,266	3,327
Foreign Exchange Fluctuations	(2,576)	(638)
Other Income – Net	138	300
	14,469	9,119
Taxes on Income	3,365	1,581

NET INCOME	$11,104	$7,538

Basic Earnings Per Ordinary Share	$0.28	$0.19
Diluted Earnings Per Ordinary Share	$0.27	$0.19

Weighted Average Number of Shares
Basic EPS	39,188,100	39,186,478
Diluted EPS	40,584,834	40,262,114

TARO PHARMACEUTICAL INDUSTRIES LTD. SUMMARY CONSOLIDATED BALANCE SHEETS (US dollars in thousands)

	Unaudited and Unreviewed
	March 31,	December 31,
	2009	2008

Current Assets:
Cash and Cash Equivalents	$80,755	$78,052
Restricted Short-Term Bank Deposits	6,250	6,250
Accounts Receivable – Trade	64,179	71,200
Accounts Receivable - Other and Prepaid Expenses	14,789	11,773
Inventories	66,647	70,734
Total Current Assets	232,620	238,009

Long-Term Investments	19,959	21,737
Property, Plant and Equipment, net	183,111	187,843
Other Assets	31,430	32,161
TOTAL ASSETS	$467,120	$479,750

Liabilities and Shareholders' Equity

Current Liabilities:
Short-Term Bank Credits	$90,292	$91,371
Current Maturities of Long-Term Liabilities	28,679	29,887
Accounts Payable and Accrued Expenses	66,207	81,894
Total Current Liabilities	185,178	203,152

Long-Term Liabilities	64,700	66,696
Deferred Taxes and Other Liabilities	18,650	18,715
Total Liabilities	268,528	288,563

Shareholders' Equity	198,592	191,187
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$467,120	$479,750

CONTACT:
Kekst and Company
Roanne Kulakoff, 212-521-4827

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 26, 2009

TARO PHARMACEUTICAL INDUSTRIES LTD.

		By:	/s/ Tal Levitt
			Name:	Tal Levitt
			Title:	Director and Secretary